Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

Michael Dell Email to Global Dell Team

Subject: Creating an enterprise solutions powerhouse

I am thrilled to let you know that Dell has announced a definitive agreement to acquire EMC, including a controlling interest in VMware. The combination of Dell and EMC creates an enterprise solutions powerhouse bringing our customers industry-leading innovation across their entire technology environment.

For me, this is an incredible possibility. So many of us have worked alongside each other for years and some of us for decades. We’ve raised our children together as part of the Dell family. We’ve shared in each other’s success and we’ve built a company that has changed the world. Now, by combining with EMC, we will become the leading force in enterprise technology infrastructure.

Our combined company will be incredibly well-positioned for growth in the most strategic areas of next generation IT including Digital Transformation, Software Defined Data Center, Converged Infrastructure, Cloud and Security. We are extremely advantaged by having a foundation to build upon that features two of the world’s greatest technology franchises with leadership positions in Servers, Storage, Virtualization and PCs.

The company will be financially strong. We are bringing together Dell’s strength in small-businesses and the mid-market with EMC’s strength in large enterprises. Together, we can serve customers better and fuel innovation across our end-to-end portfolio of solutions and across customer segments to generate significant cash flows. In fact, the expected revenue synergies of our combination are three-times the cost synergies. This is all about opportunity, growth and innovation. We will be positioned to meet our obligations and continue to invest for the long term success of your organization.

Being privately-controlled will provide the same freedoms that Dell enjoys today. The freedom to invest in a future that lies beyond the next quarter. The freedom to pursue a consistent technology strategy. The freedom to accelerate our innovation. The freedom to streamline decision making and eliminate onerous processes. The freedom to have 100% customer focus in everything we do and to let what’s best for the customer be our only motivation.

To give you some high level insight into our plans, we believe a strategically-aligned family of businesses will best drive innovation, customer choice and the ability to attract and retain world-class talent. Dell and EMC are both companies that have a demonstrated ability to win in fast-changing markets, and that will only accelerate from here. This structure is a great platform for continuing to incubate our most promising solutions and elevate those capabilities for the benefit of our customers and partners. Together, we will accelerate the pace of customer-driven innovation.

Being privately controlled along with our investments in R&D and innovation will give us unmatched scale, strength and flexibility. I am excited to work with the EMC, VMware, Pivotal, VCE, VirtuStream and RSA teams, and I am personally committed to the success of our new company.

Together, for the last 32 years, we have built Dell into one of the world’s greatest technology solution providers, and now, we stand at the precipice of a defining moment in our history. A Dell and EMC combination will create enormous opportunity for our technology leadership, for our customers and partners, and for our team.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/learn/us/en/uscorp1/secure/dell-emc-transaction).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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